

INVEST IN **RE|SPACE**

Live Large | Pay Small Through Fractional Homeownership

respace.co Seattle WA

Featured Investors

Investors include

Aryn Norton | Friends & Family

A

Aryn Norton

Syndicate Lead

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I'm a millennial property manager who loves big cities, big buildings, and has big dreams. I moved to Seattle in 2016 at the height of Amazonian fever and since then I have leased and managed a myriad of assets. From luxury single family homes in Fremont, Ballard, Queen Anne and Madison Park to high rise affordable housing in the notorious Pioneer Square. I worked closely with the renter and I know what they want. It's really a very simple formula: stability that does not break the bank. However, given the economics even the most prosperous of tenants cannot always achieve this goal. And as the caretaker to multifamily housing I can honestly say it's getting harder and hard to provide that sense stability from an operator's perspective. What is missing is a certain stake tenants lack in the enterprise which provides a pride of ownership and responsibility to their investment. It's not all about money, its about psychologically knowing that you will get your money's worth and that the value of that money will increase as time goes on. Because of that, I believe tackling affordable homeownership will be interregnal

to modeling how other affordable housing innovators solve this existential problem of our time. Re|Space is a solution and a start. It's the best of both worlds filling an economic hole while providing a human good - that is equity in shelter for those who many not otherwise have been able to obtain.

Invested $50,000 this round

Highlights

1. Millennials are the largest US adult population yet own just 17% of the residential real estate.
2. 84% would consider co-buying if provided the right help.
3. In 450 cities in the US, the median price of a single-family homes is more than $1M.
4. A Seattle test market of two available units drew more than 100 interested buyers and brokers.
5. Unsolicited, Seattle's NBC local news ran the test as their lead story for a full 24-hour cycle.
6. re|Space founders have over 40 years experience in residential home development and management...
7. ... and three successful exits to AOL, Qualcomm and Nuance Comm in the tech sector.

8 Advisors include Keith Bruce (WA Real Estate Commissioner), Dave Berkus, and Richard Sudek.

Our Team



Katrina Romatowski Founder & CEO

Katrina has more than 25+ years subdividing, developing, building and brokering both commercial and residential real estate. She has managed substantial real estate holdings for her clients' and her own portfolio.



Richard Romatowski Business Development & Finance

Rick is a Wharton MBA and former tech entrepreneur with 12+ years in real estate development and three successful tech exits to AOL, Qualcomm and Nuance Communications.



Keith Bruce Board of Advisors

Washington Real Estate Commissioner appointed by Gov. Jay Inslee. Board Member, Northwest MLS & Co-Founder of Sound Point Real Estate. Co-Vice President of NW Independent Broker's Association. He is dedicated to upholding and promoting public interests.



Dave Berkus Board of Advisors

Dave Berkus has a well-established track record in operations, venture investing and corporate board service, both public and private. As an entrepreneur, he has formed, managed and sold successful businesses in the entertainment and software arenas.



Ivan Williams Board of Advisors

Former senior leader with ARCO and BP, transitioned to entertainment by helping launch Altar Identity Studios. Renowned for executive producing films. He's also ventured into Broadway and created a hit web series.



Richard Sudek Board of Advisors

Active angel investor since 2000. He served on the Angel Capital Association board, is Chair Emeritus of Tech Coast Angels which has invested $300+ million in over 500 startup companies. These companies have attracted over $2 billion in later investment.



Amanda Conley Accounting & Finance

Amanda has an MBA, MS in Professional Accountancy, and over 15+ years experience in bookkeeping and tax preparation.



Fawn Morgan Marketing

Offering 20+ years experience in marketing strategy and tactical execution for real estate and start up companies nationwide.

Affordable Luxury Housing Through Fractional Homeownership


LIVE LARGE, PAY SMALL
re|Space
We design beautiful private suites in residential homes and fractionalize the ownership. Now everyone in the home has the benefits of home ownership and their



own individual mortgage.

Live in the areas everyone wants to live in, but no one can afford.

Superior living spaces that look and feel like multi-generational living, but are designed with an individual and couple in mind.

CO-BUYING INCREASED BY 771% BETWEEN 2014 AND 2021.

WALL STREET JOURNAL

Keeping homeownership hopes alive and accessible for Millennials and beyond...

A shrinking supply of available homes coupled with skyrocketing home prices have dashed the dreams of millennials.

The largest living population group only owns 17%

of the Real Estate

72.1 Million Millennials


Millennials
17%
Silent Generation
12%
Gen X
28%
Baby Boomers
43%

According to **Pew Research**, in 2017, nearly 79 million adults (31.9% of the adult population) lived in a shared household – that is, a household with at least one "extra adult" who is not the household head, the spouse or unmarried partner of the head, or an 18- to 24-year-old student.

People are already Co-living, with re|Space now doors are opened for them to become CO-BUYERS.

84% OF MILLENNIALS WOULD CONSIDER CO-BUYING IF PROVIDED THE RIGHT HELP

PAIRADIME

> If we are really looking at, "How do we make **housing more affordable**? Then we are going to have to get **creative**.
>
> KATRINA ROMATOWSKI
>
> re|Space

Creating more housing density and making better use of existing homes...that's where re|Space comes in.

We go into into the markets where the average price point is a million plus and look at how we can increase the density and re|space properties into luxurious suites which can be privately owned.

- Harnessing PropTech and FinTech
- Creating hyper-affordable homeownership options


re|Space
OWNED & IN PROGRESS
EXISTING RESIDENCE
6TH AVE NW







re|Space into 8 suites

Average price per suite is $200,000

re|Space this home

+ Second Story
+ ADU
+ DADU
+ TOTAL 8 Spaces

Own your own space for the same or less than rent of a studio apartment.

Enjoy the benefits of being a homeowner while re|Space takes care of the rest.

Monthly Cost INCLUDES:

- Mortgage
- Taxes
- Insurance
- Repairs and Maintenance
- Professional Landscaping
- Professional Cleaning of the Common Areas



Gain equity and get on the ownership elevator with re|Space's fractional homeownership model introducing fractional homeownership and offering innovative financing options for a new generation of home buyers.

A DISRUPTIVE APPROACH TO HOMEOWNERSHIP

Top Story on Seattle's NBC News Affiliate King5

A test market conducted on a two-suite home in Seattle attracted over 100 interested buyers and brokers. The story was picked up (unsolicited) after the test by the local NBC news affiliate and ran as their top story for a full 24-hour news cycle.


Would You Buy This home for 25% ownership in S...
Watch later
Share
K5 NEWS
WOULD YOU PAY $200K TO OWN 25%OF THIS SEATTLE HOME?
Watch on YouTube

HOUSING FOR THE NEXT GENERATION

- Addressing changing market behavior: **Adapting to the evolving market**
- Innovative marketing strategies: **Captivating audiences with our story**
- Experienced team and advisors: **A winning team of industry**

- Experienced team and advisors: **A winning team of industry leaders**
- Risk Mitigation Strategies: **Proactively managing risks for success**



CONCIERGE SERVICE SPECIALIZED FOR FRACTIONAL HOMEOWNERS

Whether it's calling in a repair, an introduction to your new community or learning the local scoop on your new neighborhood our **24/7 re|Space Concierge Team is here to assist.**

- Inclusive of repairs, handyman, maintenance and cleaning of common spaces.
- If there's an issue our Concierge Team is sure to have had experience in it, with the proper tools in place to mitigate issues before they escalate.
- In the event of irreconcilable differences with owners. there is the

option to convert ownership and equity to another re|Space property.

re|Space

profits at every stage of the deal.



SOURCES OF INCOME

RENTAL INCOME while we are in the design phase and awaiting permits.

DEVELOPMENT FEES from improvements to the re|Space properties.

MEMBERSHIP FEE collected from re|Space fractional owners.

MORTGAGE INTEREST from fractional owners' mortgages.

MANAGEMENT INCOME for professional maintenance and management of re|Space properties.



re|Space



Currently Raising
$1.235M

Convertible Note
at 6% Interest

15% Conversion Discount

$10M Valuation Cap



Propelling forward and capturing attention while fostering growth in the evolving housing market.

$1.235M funding will allow re|Space to complete the following:

- Complete 3 Properties in Progress
- Brand Identity | Marketing | Website
- Get Advertising Launched
- All Legal Instruments Finalized
- 12 Months of Runway

ALLOCATION OF FUNDS


12%
Sales and Marketing
4%
Legal
64%
Property


24%
General and
Administrative
Acquisition,
Design &
Construction

Allocation of
$1,235,000 raise

re|Space



Industry Leaders Share Insights on re|Space, Revolutionizing Real Estate Through Fractional Homeownership.

"AFFORDABLE HOUSING,
SOCIAL ENVIRONMENT,
FRACTIONAL OWNERSHIP
– ALL IN ONE. WHAT'S NOT TO LIKE?
... ADD EXPERIENCED MANAGEMENT
AND DEMONSTRATED DEMAND AND I

WAS HOOKED."

David Berkus

" ... RE|SPACE'S MISSION TO INCREASE ACCESSIBILITY TO HOME OWNERSHIP THROUGH ALTERNATIVE MODELS IS CRUCIAL. THE COMPANY'S FOCUS ON CREATING EQUITABLE AND INCLUSIVE HOUSING IS PARTICULARLY COMPELLING IN A MARKET WITH LIMITED INVENTORY.

Keith Bruce

" THERE ARE FEW SOLUTIONS FOR MILLENNIALS TO AFFORD LUXURY HOUSING AND BUILD EQUITY. RE|SPACE TURNS RENTERS INTO HOMEOWNERS IN GREAT NEIGHBORHOODS. A NEW PATH FOR OWNERSHIP THAT MAKES SENSE IN THE CURRENT AND FUTURE HOUSING MARKETS."

Richard Sudek


re|Space

INVEST IN HOMEOWNERSHIP
FOR THE NEXT GENERATION

Join us in making homeownership affordable and accessible.

Invest with re|Space.

Thank you for investing.

We welcome you to the re|Space family!